Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on March 22, 2024 that a share repurchase program SFG commenced on February 9, 2024 has been completed. The number of treasury shares acquired upon completion is 3,366,257 and the total number of treasury shares that SFG holds as of the reporting date is 3,366,257, 0.66% of the total number of common shares issued.

1.	Acquisition period: February 9, 2023 – March 20, 2024 (Trading date basis)

2.	Number of treasury shares acquired: 3,366,257 common shares

3.	Average acquisition price: KRW 44,560

4.	Total acquisition amount: KRW 150,000,055,950